Niki BioSolutions, Inc.

116 Village Boulevard, Suite 200

Princeton, NJ 08540

August 28, 2026

VIA EDGAR – FORM RW

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Niki BioSolutions, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form F-3
Filed on January 16, 2026
File No. 333-292793

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Niki BioSolutions, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-292793) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 16, 2026, together with all exhibits and amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it is no longer a Foreign Private Issuer and filed a Registration Statement on Form S-3 to undertake the offering previously described in the Registration Statement. The Registration Statement was not declared effective by the Commission and the undersigned represents that no securities were sold in connection with the Registration Statement.

If you have any questions regarding the foregoing, please contact Louis Taubman, Esq. of Hunter Taubman Fischer & Li LLC, at 917-512-0827.

Very truly yours,

Niki BioSolutions, Inc.

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer and Director

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC